SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. ____) *

Alpine Alpha 2, Ltd.
(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) None
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue, 14th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 1, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

Note.   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of  1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Hahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/ PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 995,545
	8	SHARED VOTING POWER 1,188,931
	9	SOLE DISPOSITIVE POWER 995,545
	10	SHARED DISPOSITIVE POWER 1,188,931
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.23%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the common stock, $.001 par value per share (the “Common Stock”) of Alpine Alpha 2, Ltd. (the “Issuer”).

The Issuer is a Delaware corporation and its principal executive office is located at China Merchants Tower, Suite 1503, 161 Lujiazui East Road, Shanghai PRC 20001.

Item 2.  Identity and Background.

(a)           The name of the person filing this statement is James Hahn, hereinafter referred to as the “Reporting Person.” The Reporting Person and Lisa Yoo (“Yoo”), the Reporting Person’s wife, each owns 50% of the membership interests of Alpine Venture Associates, LLC, (“AVA”) a Delaware limited liability company. Therefore, the Reporting Person and Yoo shall each be deemed to be the beneficial owner of the securities of the Issuer owned directly by AVA. Any securities directly owned by Yoo shall be deemed to be beneficially owned by the Reporting Person. Sabrina Hahn (“Sabrina”) is the daughter of the Reporting Person, therefore any securities owned directly by Sabrina are deemed to be beneficially owned by the Reporting Person.  Evan Hahn (“Evan”) is the son of the Reporting Person, therefore any securities owned directly by Evan are deemed to be beneficially owned by the Reporting Person.

(b)           The address of the Reporting Person is PO Box 735, Alpine, New Jersey 07620.
.
(c)           The Reporting Person’s present occupation is President of AVA. The Principal business of AVA is venture capital investment management. The principal business address of AVA is PO Box 735, Alpine, New Jersey 07620.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

On January 7, 2008, the Reporting Person purchased 10,100 shares of Common Stock for an aggregate cash purchase price of $10.10 paid for with personal funds. Yoo purchased 100 shares on January 7, 2008 for an aggregate cash purchase price of $.10 and 20,345 shares on October 22, 2008 for an aggregate cash purchase price of $20.34, in each case with personal funds. AVA purchased 5,000 shares on November 10, 2007 for an aggregate cash purchase price of $5.00, 41,250 shares on October 6, 2008 for an aggregate cash purchase price of $41.52 and 20,345 shares on October 27, 2008 for an aggregate cash purchase price of $20.34, in each case from working capital of AVA.

On July 1, 2010, the Issuer and AVA reached an agreement, where all then the Issuer’s outstanding liabilities owed to AVA were converted into 400,000 shares of the Issuer’s Common Stock in the name of AVA at a price of $0.3813 per share.

On July 6, 2010, certain shareholders of Goodintend Holdings Limited, a BVI company (“Goodintend”) acquired from AVA its 96.5% ownership interests in the Issuer. As part of the consideration for the acquisition of AVA’s controlling interest, AVA received 150,599 shares of Common Stock and a warrant to purchase 71,467 shares of Common Stock.

On July 6, 2010, the Issuer, Goodintend and the shareholders of Goodintend entered into a share exchange agreement, where in exchange of Goodintend’s all then outstanding ordinary shares (the “Goodintend Shares”), the Issuer issued to the shareholders of Goodintend a total of 24,737,500 shares of Common Stock (the “Share Exchange Transaction”). AVA as a shareholder of 250 shares of Goodintend Shares, received 250,000 shares of Common Stock. Sabrina, as a shareholder of 500 shares of Goodintend Shares, received 500,000 shares of Common Stock. In addition, Evan, as a shareholder of 425 shares of Goodintend Shares, received 425,000 shares of Common Stock.

On December 17, 2009, Goodintend completed a financing transaction where it raised gross proceeds of $800,000 through a private placement of convertible promissory notes to certain accredited investors (the “December 2009 Financing”). All notes issued in connection with the December 2009 Financing were automatically converted into an aggregate of 4,000,000 shares of the Issuer’s Common Stock on July 6, 2010, simultaneously with the consummation of the Share Exchange Transaction, reflecting a conversion price of $0.20 per share. As an investor in the December 2009 Financing, AVA received 250,000 of Common Stock upon the conversion of its promissory notes of $50,000.

Item 4.  Purpose of Transaction.

The Reporting Person acquired 2,184,476 shares of the Issuer’s Common Stock for the purpose of maintaining a beneficial interest in the issuer after the Share Exchange Transaction was consummated.

Except as set forth herein, the Reporting Person has no other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date hereof, the Reporting Person may be deemed to beneficially own a total of 2,184,476 shares of the Issuer’s Common Stock which represents approximately 7.23% of the Issuer’s outstanding Common Stock. These include: (i) 1,117,464 shares of Common Stock owned by AVA; (ii) warrants to purchase 71,467 shares of Common Stock held by AVA; (iii) 20,445 shares of Common Stock owned by the Reporting Person’s wife; (iv) 520,000 shares of Common Stock owned by the Reporting Person’s daughter; and (v) 445,000 shares of Common Stock owned by the Reporting Person’s son.

(b)  As of the date hereof, the Reporting Person may be deemed to hold sole voting and dispositive power over a total of 995,545 shares, which consist of the shares directly owned by the Reporting Person, his wife his son and daughter. The Reporting Person and his wife are deemed to hold shared voting and dispositive power over the 1,117,464 shares of Common Stock and warrants to purchase 71,467 shares of Common Stock that are directly owned by AVA.

(c)  Except as described in Section 3 and 4 of this report on Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)  To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the 2,184,476 shares of Common Stock reported in Item 5(a)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer except for the arrangements and transactions described above.

Item 7.  Material to be Filed as Exhibits.

1.	Share Exchange Agreement, dated as of July 6, 2010 among the Issuer, Goodintend (BVI), and the shareholders of Goodintend.*
2.	Note Purchase Agreement, dated as of December 17, 2009 between Goodintend and the investors named therein.*
3.	Amendment No.1 to Note Purchase Agreement, dated as of December 23, 2009, by and between Goodintend and the investors named therein.*
4.	Amendment No.2 to Note Purchase Agreement, dated as of March 31, 2010, by and between Goodintend and the investors named therein.*
5.	Amendment No.3 to Note Purchase Agreement, dated as of June 30, 2010, by and between Goodintend and the investors named therein.*

* Incorporated by reference to the exhibits to the Issuer’s Current Report of Form 8-K, filed with the SEC on July 9, 2010.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: July 22, 2010	By:	/s/ James Hahn
	Name:	James Hahn